Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

New Gold Inc. (the “Company”)

Suite 601, 595 Howe Street

Vancouver, B.C.

V6C 2T5

Telephone:

(604) 687-1629

Or

     :

(877) 977-1067

Item 2:

Date of Material Change

July 27, 2007

Item 3

:

News Release

The news release was dated July 30, 2007 and was released to The Toronto Stock Exchange and through various other approved public media and was SEDAR filed with all relevant securities commissions in Canada.

Item 4

:

Summary of Material Change

The over-allotment option was exercised in respect of 17,000 Units, resulting in additional aggregate gross proceeds of $17,000,000.

Item 5:

Full Description of Material Change

 The over-allotment option granted to the agents in connection with the Company’s previously announced (May 29 and 30, 2007, and June 14 and 28, 2007) public offering (the “Offering”) of Units, Debentures, Flow-Through Shares and Shares, was exercised in respect of 17,000 Units, resulting in additional gross proceeds of $17,000,000.  Each Unit is comprised of one $1,000 principal amount unsecured series D note and 100 common share purchase warrants of New Gold, each exercisable to acquire one common share of the Company for a period of 10 years at an exercise price of $15.00 per share.  The exercise of the over allotment option brings the aggregate gross proceeds to the Company under the Offering to $ 392,286,250.

The Offering was conducted through a syndicate of agents led by GMP Securities L.P. and including BMO Nesbitt Burns Inc., Orion Securities Inc., Jennings Capital Inc. and Wellington West Capital Markets Inc.

Item 6

:

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7

:

Omitted Information

No information has been intentionally omitted from this form.

Item 8

:

Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following address:

Christopher J. Bradbrook

President and Chief Executive Officer

New Gold Inc.

Suite 601, 595 Howe Street

Vancouver, B.C.

V6C 2T5

Telephone:

(604) 687-1629

Or

     :

(877) 977-1067

Item 9:

Date of Report

This report is dated July 31, 2007.